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SEC 11016247 ISSION

SEC Mail Processing Section

FEB 16 2011

Washington, DC 110

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67698

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Northwest Financial Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Spring Street, Suite 120
(No. and Street)

Herndon (City) VA (State) 20170 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karen Benedict 703-810-1072
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Orth, Chakler, Murnane and Company, CPAs
(Name – *if individual, state last, first, middle name*)

12060 SW 129th Court
Suite 201 (Address) Miami (City) FL (State) 33186-4582 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin D. Fisher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Northwest Financial Group LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President/CEO

Title

Notary Public #119670

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Orth, Chakler, Murnane and Company, CPAs
A Professional Association
12060 S. W. 129th Court, Suite 201, Miami, Florida 33186-4582 • Telephone 305-232-8272 • Fax 305-232-8388
Web site: www.ocmcpa.com

Douglas J. Orth, CPA, CFE, Managing Partner
Hugh S. Chakler, CPA, CISA, CITP, CFE
John J. Murnane, CPA

James A. Griner, CPA
Lori J. Carmichael, CPA
Daniel C. Moulton, CPA

INDEPENDENT AUDITORS' REPORT

February 14, 2011

To the Board of Managers of
Northwest Financial Group, LLC
Herndon, VA

We have audited the accompanying statement of financial condition of Northwest Financial Group, LLC as of December 31, 2010, and the related statements of income, membership capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Northwest Financial Group, LLC as of December 31, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Orth, Chakler, Murnane & Co

Orth, Chakler, Murnane & Company
Certified Public Accountants

NORTHWEST FINANCIAL GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2010

ASSETS

ASSETS:	
Cash and cash equivalents	$964,130
Certificates of deposit	248,513
Accounts receivable	124,155
Prepaid and other assets	26,863
Total assets	$1,363,661

LIABILITIES AND MEMBERSHIP CAPITAL

LIABILITIES:	
Accounts payable	$37,929
Other accrued liabilities	272,715
Total liabilities	310,644
Commitments and contingent liabilities	—
MEMBERSHIP CAPITAL:	
Invested capital	555,000
Retained capital	498,017
Total membership capital	1,053,017
Total liabilities and membership capital	$1,363,661

The accompanying notes are an integral part of these financial statements.

NORTHWEST FINANCIAL GROUP, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2010

Revenues:	
Financial services	$3,931,614
Interest	8,460
Total revenues	3,940,074
Operating expenses:	
Commission	1,633,882
Salaries	921,828
Payroll and benefits	444,713
Office operations	330,060
Marketing	85,962
Professional services	54,350
Miscellaneous	39,597
Total operating expenses	3,510,392
Net income	$429,682

The accompanying notes are an integral part of these financial statements.

NORTHWEST FINANCIAL GROUP, LLC
STATEMENT OF CHANGES IN MEMBER'S CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2010

	Membership		Retained	
	Units	Investment	Capital	Total
Balance, December 31, 2009	1	$555,000	$568,335	$1,123,335
Net income	—	—	429,682	429,682
Capital distribution	—	—	(500,000)	(500,000)
Balance, December 31, 2010	1	$555,000	$498,017	$1,053,017

The accompanying notes are an integral part of these financial statements.

NORTHWEST FINANCIAL GROUP, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$429,682
Adjustments:	
Changes in operating assets and liabilities:	
Accounts receivable	(78,270)
Prepaid and other assets	16,803
Accounts payable and other accrued liabilities	154,516
Net cash provided by operating activities	522,731
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases of certificates of deposit	(248,513)
Maturities of certificates of deposit	527,933
Net cash provided by investing activities	279,420
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital distribution	(500,000)
Net cash used in financing activities	(500,000)
Net change in cash and cash equivalents	302,151
Beginning balance of cash and cash equivalents	661,979
Ending balance of cash and cash equivalents	$964,130

The accompanying notes are an integral
part of these financial statements.

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Northwest Financial Group, LLC (the Company) is a credit union service organization (CUSO) organized in the Commonwealth of Virginia. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal operations are located in Herndon, Virginia, and is a wholly owned subsidiary of Northwest Financial, LLC (NWF, LLC). Northwest Financial, LLC is a wholly owned subsidiary of Northwest Federal Credit Union (NWFCU).

The term of the Company is perpetual. As a limited liability company, the member's liability is limited to amounts reflected in its member account.

The Company operates pursuant to SEC Rule 15c3-3(k)(2)(i) (the Customer Protection Rule) and is paid a referral fee for referring customers to LPL Financial Corporation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include amounts due from credit unions and banks which may, at times, exceed federally insured limits.

Certificates of Deposit

Certificates of deposit are with a bank and may, at times, exceed federally insured limits.

Accounts Receivable

Accounts receivable are generally commissions that have been earned, but not yet received. These receivables are deemed 100% collectible.

Accounts Payable and Other Accrued Liabilities

Accounts payable and other accrued liabilities are mainly comprised of funds due to employees for compensation and benefits and certain other accrued expenses.

Income Taxes

The Company is an LLC and has elected to be disregarded for income tax purposes; therefore, the Company itself is not a taxable entity.

Subsequent Events

Management has evaluated subsequent events through February 14, 2011, the date the financial statements were available to be issued. Management has not identified any items requiring recognition or disclosure.

NOTE 2: EMPLOYEE BENEFITS

Employees participate in NWF, LLC's 401(k) profit sharing plan. Participation in the plan is available to all Company employees who are 21 years of age. The Company makes contributions equal to 100% of employee contributions up to 4% of compensation, which is immediately 100% vested. The total 401(k) expense for the Company approximated $66,000 for the year ended December 31, 2010.

NOTE 3: RELATED PARTY TRANSACTIONS

During the normal course of business, the Company has transactions with several affiliated entities. NWFCU is the sole owner of the Company's parent company NWF, LLC.

The Company is located in NWF, LLC's facilities. During the year ended December 31, 2010, the Company paid NWF, LLC approximately $119,000 for rent. The Company has entered into a support services agreement with NWFCU to provide human resources support, information technology services, security and certain other services. During the year ended December 31, 2010, the Company paid NWFCU approximately $25,000 for these services. Additionally, many of the Company's clients are referred by NWF, LLC's parent, NWFCU.

NOTE 4: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2010, the Company had net capital of approximately $436,000, which was approximately $415,000 in excess of its required net capital of approximately $21,000. The Company's ratio of aggregate indebtedness to net capital was 0.71 to 1.

NOTE 5: CONCENTRATIONS

Many of the Company's customers work or reside in Washington, D. C. and the surrounding areas.

★★★★★★

Orth, Chakler, Murnane and Company, CPAs
A Professional Association
12060 S. W. 129th Court, Suite 201, Miami, Florida 33186-4582 • Telephone 305-232-8272 • Fax 305-232-8388
Web site: www.ocmcpa.com

Douglas J. Orth, CPA, CFE, Managing Partner
Hugh S. Chakler, CPA, CISA, CITP, CFE
John J. Murnane, CPA

James A. Griner, CPA
Lori J. Carmichael, CPA
Daniel C. Moulton, CPA

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

February 14, 2011

To the Board of Managers of
Northwest Financial Group, LLC
Herndon, VA

We have audited the accompanying financial statements of Northwest Financial Group, LLC as of and for the year ended December 31, 2010, and have issued our report thereon dated February 14, 2011. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Orth, Chakler, Murnane & Co

Orth, Chakler, Murnane & Company
Certified Public Accountants

NORTHWEST FINANCIAL GROUP, LLC
COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c3-1
SCHEDULE I
AS OF DECEMBER 31, 2010

AGGREGATE INDEBTEDNESS:	
Compensation payable	$189,045
Annual leave accrual	39,489
Staff bonus accrual	35,583
401(k) payable	16,573
Flexible spending payable	8,222
Other accounts payable and accrued liabilities	21,732
Total aggregate indebtedness	$310,644
NET CAPITAL:	
Total member's capital from the statement of financial condition	$1,053,017
Deductions:	
Nonallowable assets:	
Certificates of deposit	248,513
Cash and cash equivalents	232,134
Accounts receivable	70,184
Financial services income receivable	39,409
Prepaid assets	24,406
Other assets	2,457
Total non allowable assets	617,103
Net capital	$435,914
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum required net capital	$20,710
Excess net capital at 1500%	$415,204
Excess net capital at 1000%	$404,850
Ratio of aggregate indebtedness to net capital	0.71 to 1

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2010.

NORTHWEST FINANCIAL GROUP, LLC
STATEMENT PURSUANT TO EXEMPTIVE PROVISION UNDER RULE 15c3-3
SCHEDULE II
DECEMBER 31, 2010

The Company is currently exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based upon Paragraph (k)(2)(i) of the Rule.

Orth, Chakler, Murnane and Company, CPAs

A Professional Association

12060 S. W. 129th Court, Suite 201, Miami, Florida 33186-4582 • Telephone 305-232-8272 • Fax 305-232-8388

Web site: www.ocmcpa.com

Douglas J. Orth, CPA, CFE, Managing Partner
Hugh S. Chakler, CPA, CISA, CITP, CFE
John J. Murnane, CPA

James A. Griner, CPA
Lori J. Carmichael, CPA
Daniel C. Moulton, CPA

February 14, 2011

To the Board of Managers of
Northwest Financial Group, LLC
Herndon, VA

In planning and performing our audit of the financial statements of Northwest Financial Group, LLC (the Company), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use disposition and that transactions are executed in accordance with management's authorization and

recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Orth, Chakler, Murnane & Co

Orth, Chakler, Murnane & Company
Certified Public Accountants